Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

January 28, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Hsu

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed December 7, 2012
File No. 333-185337

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 25, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission to Steven Bierman, the Chairman and President of CNH Capital Receivables LLC, we submit herewith, electronically via EDGAR, Amendment No. 2 to the above-referenced registration statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show changes from Amendment No. 1 to the registration statement as filed on January 16, 2013.  Amendment No. 2 reflects changes made in response to the Comment Letter.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the aforementioned marked copy of the amendment. Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Calculation of Registration Fee, Registration Statement Cover

1.              Please revise the Amount to be Registered and the Proposed Maximum Aggregate Offering Price to reflect the maximum amount of securities that can be offered pursuant to this registration statement ($6,500,000,000).

Response:

We have revised the Amount to be Registered and the Proposed Maximum Aggregate Offering Price on the Registration Statement Cover in accordance with Staff’s comment and updated the amount of the registration fee to include the fees previously paid in connection with unsold securities that are being carried forward.

Prospectus Supplement

[Characteristics of pool receivables may change due to pre-funding.], page S-8

2.              We note your response to our prior comment 2 with respect to the discussion that different credit criteria could be used for receivables originated after the initial receivables.  Please revise the prospectus to disclose, as noted in your response, that the origination credit criteria with respect to any receivables in an asset pool originated after the initial receivables in such asset pool would not vary materially from the origination credit criteria which is disclosed in the base prospectus.

Response:

We have revised the prospectus supplement to disclose that the origination credit criteria with respect to any receivables in an asset pool originated after the initial receivables in such asset pool would not vary materially from the origination credit criteria which is disclosed in the base prospectus.  Specifically, on page S-8 of the prospectus supplement, we have added the following sentence:

“However, the origination credit criteria with respect to any additional receivable will not vary materially from the origination credit criteria that are disclosed in the accompanying prospectus.”

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc:  Steven Bierman, CNH Capital Receivables LLC